420

04024909

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Zhejiang Expressway Co. Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED MAY 10 2004 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34629 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/7/04

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China)

EXTRACT OF 2003 ANNUAL REPORT

CONTENTS

The directors (the "Directors") of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to announce the audited annual results of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2003 in this extract of annual report. A full version of the Company's annual report will be despatched to the Company's shareholders by 30 April 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

2003 was a special year for the Company. Growth in traffic volume on the Shanghai-Hangzhou-Ningbo Expressway was approximately half the usual rate as a result of traffic diversion by the eastern section of Hangzhou City Ring Road subsequent to its opening to traffic since the beginning of the year.

The outbreak of Severe Acute Respiratory Syndrome ("SARS") in the second quarter of the year prompted local governments to adopt stringent measures to contain the disease, further reducing traffic volumes on the roads, including expressways throughout Zhejiang and neighboring cities and provinces.

But the phenomenal growth of China's economy remained unabated in 2003, as the economy quickly recovered in the third quarter, leading to annual GDP growth rates of 9.1% for the country as a whole and 14.0% for Zhejiang Province, the highest rates of growth since the Asian financial crisis, despite a dip in the second quarter as a result of SARS.

The strong economic growth, accompanied by exceptional growth in vehicle sales and further expansion in expressway networks, among others, resulted in continued growth in traffic volumes on the expressways operated by the Group that more than compensated the fall in traffic volumes due to local traffic diversions and temporary disruptions due to the occurrence of SARS.

Turnover for the Group grew by 14.0% during the Period to reach Rmb2,471.8 million, details of which are as follows:

	Year ended 31 December		
	2003	2002	
	Rmb'000	*Rmb'000*	*% Change*
Toll income	2,458,726	2,184,197	+12.6
Shanghai-Hangzhou-Ningbo Expressway	1,908,764	1,745,931	+9.3
Shangsan Expressway	549,962	438,266	+25.5
Other income			
Service areas	117.205	73,043	+60.5
Advertising	26,138	27,742	-5.8
Road maintenance	2,669	1,704	+56.6
	2,604,738	2,286,686	+13.9
Revenue taxes	(132,933)	(118,608)	+12.1
Turnover	2,471,805	2,168,078	+14.0

Toll Road Operations

Toll road operations remained the core business operation of the Group, as toll income contributed to 94.4% of the overall income for the Group, though a slight decrease from 95.5% in 2002 due to higher rates of growth in other business operations.

Amongst the two major expressways operated by the Group, daily average full-trip traffic volume for the Shanghai-Hangzhou-Ningbo Expressway in 2003 was 27,938, representing an increase of 11.5% over 2002, while daily average full-trip traffic volume for Shangsan Expressway was 15,011, an increase of 29.0%.

A slower traffic volume growth rate on the Shanghai-Hangzhou-Ningbo Expressway was attained in 2003 compared to previous years. Apart from being a more mature expressway, the expressway was also subject to direct traffic diversion by the Hangzhou City Ring Road, as well as greater impact by measures taken to contain the spread of SARS in the second quarter of the year.

The road surface-overlaying project on the Shanghai-Hangzhou-Ningbo Expressway continued in 2003, with 126km renovated at a cost of Rmb159.7 million.

Since having turned profitable for the first time in 2002, the 9.45km Shida Road, owned and operated by Hangzhou Shida Highway Co., Ltd., a 50% jointly-controlled entity of the Company, underwent 78.0% growth in traffic volume and 63.9% growth in toll income, realizing a net profit of Rmb17.8 million for the jointly-controlled entity during the Period (2002: Rmb1.4 million).

Other Business Operations

There are six pairs of service areas in operation along the expressways operated by the Group in 2003, as compared to five in 2002. Driven by strong growth in demand for restaurants, gas stations and vehicle services offered at these service areas, revenue from the service area operations grew by 60.5% to reach Rmb117.2 million in 2003.

Income from advertising came mainly from the advertising business operated by Zhejiang Expressway Advertising Co., Ltd. ("Advertising Co"). Facing increasing competition as well as accommodating inconveniences brought by construction works relating to the Widening Project on the Shanghai-Hangzhou-Ningbo Expressway during the Period, Advertising Co realized a turnover of Rmb24.7 million during the Period, representing a slight decrease of 5.8% over the same period in 2002. Net profit realized was approximately Rmb5.0 million.

A separate business operation involving gas stations spanning across Zhejiang Province is conducted through Zhejiang Expressway Petroleum Development Co., Ltd., a 50% owned associate of the Company. Strong growth in retail sales during the Period helped to bring a 42.1% growth in revenue as compared to 2002 for the associate company, and a 30.6% growth in net profit which amounted to Rmb21.3 million.

Project Investments

Phase 1 of the project to widen Shanghai-Hangzhou-Ningbo Expressway from four lanes to eight lanes (the "Widening Project") was completed in December 2003. With a total investment of approximately Rmb550 million, Phase 1 covered a 44km section from Hongken to Guzhu, currently the section with the highest traffic flow. The opening to traffic of the eight-lane section substantially improved travel conditions.

Construction works on Phase 2 of the Widening Project commenced in July 2003, and is targeted for completion by the end of 2005. To be widened to a standard six-lane expressway from Dajing to Shenshi (approximately 17km), and a standard eight-lane expressway from Shenshi to Fengjing (approximately 79km), leading into Shanghai, the 96km section's construction works will involve a cost of approximately Rmb2,500 million.

Phase 3 of the Widening Project is expected to commence construction in June 2004 for completion by the end of 2007. The 80km section from Guzhu to Duantang, leading into Ningbo, is also designed as a standard eight-lane expressway, with an estimated widening cost of approximately Rmb2,300 million.

Other than the above, on May 8, 2003 the Company further acquired an additional 2% ownership interest in Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), a subsidiary of the Company, from Xinchang County Transport Development Company ("Xinchang Transport") for a cash consideration of Rmb57.6 million. As a result of the acquisition, the Company's ownership interest in Shangsan Co increased from 71.625% to 73.625%, while Xinchang Transport's ownership interest decreased from 2% to zero.

Human Resources

During the Period, the Group's total number of employees increased by 746 to 2,744, among whom 509 were administrative staff, 393 were engineering technicians, and 1,842 were involved in toll collection, maintenance and service areas.

The increase in employees during the Period was mainly due to a change in employment policies that changed the status of many seasonal and temporary workers to long-term contract workers of the Group in response to the growing demand for personnel in servicing ever increasing traffic flows on the two expressways operated by the Group, especially in the substantially expanded service area operations.

The Company encourages competitive performance and improvement in professional skills amongst its employees through evaluation and training programs. In addition to basic salaries, overall remuneration of the employees include a bonus based on business performance of the Company, and for management team, a bonus based on share price performance of the Company. Total remuneration for the Period was Rmb89.7 million, representing an increase of 3.4% over 2002.

FINANCIAL ANALYSIS

As at December 31, 2003, net profit attributable to shareholders was approximately Rmb1,008.8 million, representing an increase of 13.3% over 2002; earnings per share increased 13.3% to Rmb23.23 cents, while return on equity for the Period increased from 9.2% to 9.9%.

Financial Resources and Liquidity

As at December 31, 2003, the Group held Rmb567.2 million in cash and cash equivalents, Rmb251.6 million in time deposits and Rmb1,104.3 million in short-term investments, totaling Rmb1,923.1 million. Amongst the short-term investments, approximately 92.1% was held in treasury bonds, with the remaining invested mainly in close-ended security investment funds.

The Group had adequate net cash inflows from operating activities, which amounted to Rmb1,670.3 million during the Period.

The current assets held by the Group amounted to Rmb1,999.4 million as at December 31, 2003, amongst which account receivables, other receivables and inventories accounted for 3.8% (As at December 31, 2002: 7.4%).

As a result, the Directors believe that the Group has sufficient financial resources to meet its operational needs in the foreseeable future.

Borrowings and Debt Repayment Ability

During the Period, total interest-bearing borrowings of the Group decreased from Rmb3,038.2 million at the beginning of the year to Rmb2,720.1 million by the end of the year, amongst which Rmb975.9 million were short-term interest-bearing liabilities, representing a decrease of 48.1% over 2002, and Rmb1,744.1 million were long-term interest-bearing liabilities, representing an increase of 50.8%. The Directors believe that the adjustment in the maturity profile of the Group's interest-bearing borrowings during the Period is better suited to the Group's present asset structure.

The annual coupon rate on the Rmb1 billion corporate bonds for a term of 10 years issued by the Company at the beginning of the year was fixed at 4.29%, with interests payable annually. The floating rates of the Group's Rmb847.5 million World Bank loans, denominated in US dollars, ranged between 5.02% and 4.62% during the Period, averaging approximately 4.80%. The interest rates on other borrowings of the Group, all in Rmb, were not materially different from those in 2002.

With interest expenses at approximately Rmb142.3 million and profit before interest and tax at approximately Rmb1,735.5 million, the Group's interest cover ratio was 12.2 during the Period, representing a 28.4% increase over the same period last year.

Capital Structure

As at December 31, 2003, the Group's capital structure comprised Rmb10,146.0 million in shareholders' equity, Rmb1,872.6 million in fixed rate liabilities, Rmb847.5 million in floating rate liabilities and Rmb2,202.6 million in interest-free liabilities and minority interest, representing approximately 67.3%, 12.4%, 5.6% and 14.6%, respectively, of the Group's total capital.

As at December 31, 2003, the ratio of the sum of fixed rate liabilities, floating rate liabilities, interest-free liabilities and minority interest over shareholder's equity was 48.5%, while the ratio of long-term interest-bearing liabilities over shareholder's equity was 17.2%. The asset-liability ratio was 26.0%, allowing for adequate debt capacity for funding the Widening Project and other future developments.

Capital Expenditure Commitments and Utilization

During the Period, the capital expenditure incurred by the Group was Rmb859.9million, with corresponding capital expenditure for the Company amounting to Rmb271.3 million. Amongst the Rmb859.9 million capital expenditure incurred by the Group, Rmb605.4 million was utilized toward the Widening Project.

As at December 31, 2003, the Group and the Company had capital expenditure commitments of Rmb5,052.7 million and Rmb2,961.4 million, respectively, for 2004 and beyond. In particular, approximately Rmb1,345.5 million capital expenditure will be spent by the Group in 2004, with approximately Rmb1,141.0 million spent on the Widening Project, Rmb50.5 million on equipment acquisition and Rmb154.0 million on expressway ancillary facilities. The Group will fund its capital expenditures with its internal financial resources, meeting any shortfall by utilizing other funding options, with a preference for debt financing.

Contingent Liabilities and Pledge of Assets

Other than a loan guarantee of Rmb30 million provided in favor of Hangzhou Shida Highway Co., Ltd.("Shida Co"), a jointly controlled entity, in respect of a commercial bank loan of the same amount extended to Shida Co from September 2001 to September 2009, the Group did not have any contingent liabilities as at December 31, 2003. In addition, the Group had no pledge of assets during the Period.

Foreign Exchange Exposure

The Group has a World Bank loan of approximately Rmb847.5 million, denominated in US Dollars and borrowed for the construction of the Shanghai-Hangzhou-Ningbo Expressway. In addition, dividends for H shares payable by the Company are settled in HK dollars.

In view of the stable exchange rate between Renminbi and US dollars, the Directors do not foresee any material foreign exchange risk for the Group. However, there is no assurance that any foreign exchange exposure will not adversely affect the operating results of the Group in the future.

OUTLOOK FOR 2004

With China being on the verge of a new round of accelerated economic growth, according to many economic observers, the Yangtze River Delta region, including the city of Shanghai and the two provinces of Jiangsu and Zhejiang, will be the engine to power this next phase of economic expansion. Already a highly urbanized region, the Yangtze River Delta region will undergo further integration amongst its cities to accommodate a greater level of cooperation.

An important aspect to the integration drive is the announcement by regional governments of more ambitious transportation plans that will result in the operational mileage of expressways in Zhejiang Province to be further extended by approximately 1000km within the next four years. The newly planned expressways are intended to serve the anticipated growth in transportation demand in the region by alleviating the excess traffic burdens forecasted in the near future on existing expressway networks, including the corridor along the Hangzhou Bay, connecting the three major cities of Shanghai, Hangzhou and Ningbo. As such, the new expressways will present far more opportunities for the Group than challenges.

Continued heavy investments in infrastructure in the region will help to sustain accelerated economic growth, which will in turn spur substantial growth in production and sales of vehicles, especially passenger cars for private consumption. Faced with a rapidly expanding expressway network that is making the transport system more easily accessible and efficient to more vehicles than ever, the outlook on continued strong traffic volume growth on expressways operated by the Group is favorable. As more expressways are being completed and opened to traffic, and still more are being planned for Zhejiang Province, prospects for new project investment and acquisition are also improving.

With anticipated growth in traffic on existing expressways, the Company has taken steps to increase service capacities at its service areas, in addition to continuing with its Phase 2 and Phase 3 of the Widening Project which is targeted for full completion by the end of 2007.

The road surface-overlaying project on the Shanghai-Hangzhou-Ningbo Expressway will be concluded in 2004, covering approximately 47km of roadways, ramps, toll plazas and interchanges at an estimated cost of Rmb95.5 million.

Due to the growing traffic volume that has made it increasingly difficult to perform road surface-overlaying works on a large scale during a relative short period of time without adversely affecting normal traffic flow, starting from 2005, the Group will be conducting these works on a smaller scale but with higher frequency, so that while the overall impact on normal traffic flow will be minimized, the annual cost will be more evenly distributed, and the average cost expected to be slightly lower than usual as a result of reduced routine maintenance cost relating to road surface.

The Company intends to build upon its renewed emphasis on providing quality service to its customers, while in the process taking advantage of all the positive developments in the industry, creating value for its customers, employees, business partners, shareholders and the community at large.

REPORT OF THE INTERNATIONAL AUDITORS

To the members
Zhejiang Expressway Co., Ltd.
(Established in the People's Republic of China with limited liability)

We have audited the financial statements on pages 8 to 52 which have been prepared in accordance with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended in accordance with the accounting principles generally accepted in Hong Kong and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
15 March 2004

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2003

	Notes	2003 Rmb'000	2002 Rmb'000
TURNOVER	5	2,471,805	2,168,078
Operating costs		(731,451)	(561,918)
Gross profit		1,740,354	1,606,160
Other revenue	5	127,285	66,457
Administrative expenses		(114,629)	(95,209)
Other operating expenses		(54,243)	(33,109)
PROFIT FROM OPERATING ACTIVITIES	6	1,698,767	1,544,299
Finance costs	7	(132,801)	(163,224)
Share of profits of associates		17,394	11,719
Share of profit of a jointly-controlled entity		9,829	1,677
PROFIT BEFORE TAX		1,593,189	1,394,471
Tax	8	(497,166)	(400,952)
PROFIT BEFORE MINORITY INTERESTS		1,096,023	993,519
Minority interests		(87,231)	(103,067)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	9	1,008,792	890,452
DIVIDENDS	12		
Interim		(173,724)	(173,724)
Proposed final		(477,743)	(390,880)
		(651,467)	(564,604)
EARNINGS PER SHARE	13	23.23 cents	20.50 cents

CONSOLIDATED BALANCE SHEET

31 December 2003

	Notes	2003 *Rmb'000*	2002 *Rmb'000*
NON-CURRENT ASSETS			
Fixed assets	14	12,537,616	12,014,986
Interest in a jointly-controlled entity	16	62,554	54,464
Interests in associates	17	164,498	159,829
Expressway operating rights	18	205,945	214,645
Long term investments	19	1,000	2,867
Goodwill	20	97,717	106,798
		13,069,330	12,553,589
CURRENT ASSETS			
Short term investments	19	1,104,266	858,114
Inventories		3,056	2,022
Accounts receivables	21	21,771	14,367
Other receivables	22	51,469	128,672
Cash and cash equivalents	23	818,795	949,070
		1,999,357	1,952,245
CURRENT LIABILITIES			
Accounts payables	24	367,521	207,166
Profits tax payable		189,848	109,289
Other taxes payable		27,946	15,724
Other payables and accruals	25	260,077	214,955
Interest-bearing bank and other loans	26	975,950	1,681,553
Long-term bonds repayable within one year	27	—	200,000
Dividend payable		19,070	—
		1,840,412	2,428,687
NET CURRENT ASSETS/(LIABILITIES)		158,945	(476,442)
TOTAL ASSETS LESS CURRENT LIABILITIES		13,228,275	12,077,147

CONSOLIDATED BALANCE SHEET (continued)

31 December 2003

	Notes	2003 Rmb'000	2002 Rmb'000
NON-CURRENT LIABILITIES			
Interest-bearing bank and other loans	28	744,176	1,156,647
Long term bonds	29	1,000,000	—
Deferred tax liabilities	32	325,703	240,920
		2,069,879	1,397,567
MINORITY INTERESTS		1,012,417	977,789
		10,145,979	9,701,791
CAPITAL AND RESERVES			
Issued capital	33	4,343,115	4,343,115
Reserves	34	5,325,121	4,967,796
Proposed final dividend	12	477,743	390,880
		10,145,979	9,701,791

Geng Xiaoping
Director

Fang Yunti
Director

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2003

TOTAL EQUITY

	2003	**2002**
	Rmb'000	*Rmb'000*
Balance at beginning of year	9,701,791	9,289,081
Net profit from ordinary activities attributable to shareholders	1,008,792	890,452
Dividends paid on ordinary shares	(564,604)	(477,742)
Balance at end of year	10,145,979	9,701,791

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2003

	Notes	2003 Rmb'000	2002 Rmb'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	35(a)	1,670,344	1,536,309
CASH FLOWS FROM INVESTING ACTIVITIES			
Interest received		12,593	14,483
Additions to fixed assets		(37,537)	(29,574)
Additions to construction in progress		(622,532)	(286,935)
Acquisition of additional interests in existing subsidiaries		(58,042)	(689,813)
Winding-up of a subsidiary	35(b)	—	(145)
Dividends from an associate		7,851	8,339
Proceeds from disposal of fixed assets		686	2,641
Proceeds from disposal of long term investment		2,800	—
(Increase)/decrease in time deposits		31,179	(203,679)
(Increase)/decrease in investments		(247,411)	82,812
Net cash outflow from investing activities		(910,413)	(1,101,871)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid on ordinary shares		(545,534)	(477,742)
Dividends paid to minority interests		(38,101)	(40,643)
New bank and other loans		2,490,000	4,070,361
Issue of bonds		1,000,000	—
Repayment of bank and other loans		(3,605,792)	(4,060,049)
Repayment of bonds		(200,000)	—
Capital contribution by minority shareholders		40,400	—
Net cash outflow from financing activities		(859,027)	(508,073)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(99,096)	(73,635)
Cash and cash equivalents at beginning of year		666,291	739,926
CASH AND CASH EQUIVALENTS AT END OF YEAR		567,195	666,291
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	23	527,814	562,463
Time deposits with original maturity of less than three months when acquired	23	39,381	103,828
		567,195	666,291

BALANCE SHEET

31 December 2003

	Notes	2003 Rmb'000	2002 Rmb'000
NON-CURRENT ASSETS			
Fixed assets	14	5,263,165	5,208,083
Interests in subsidiaries	15	4,177,381	4,127,294
Interest in a jointly-controlled entity	16	63,251	64,055
Interests in associates	17	127,375	126,500
Expressway operating rights	18	161,776	168,710
		9,792,948	9,694,642
CURRENT ASSETS			
Short term investments	19	1,049,372	569,787
Inventories		1,140	844
Accounts receivables	21	9,579	7,891
Other receivables	22	22,493	43,024
Cash and cash equivalents	23	276,575	357,959
		1,359,159	979,505
CURRENT LIABILITIES			
Accounts payables	24	213,448	162,641
Profits tax payable		49,832	32,849
Other taxes payable		9,149	6,752
Other payables and accruals	25	157,291	121,862
Interest-bearing bank and other loans	26	250,000	895,000
Dividend payable		19,070	—
		698,790	1,219,104
NET CURRENT ASSETS/(LIABILITIES)		660,369	(239,599)
TOTAL ASSETS LESS CURRENT LIABILITIES		10,453,317	9,455,043
NON-CURRENT LIABILITIES			
Interest-bearing bank and other loans	28	—	330,000
Long term bonds	29	1,000,000	—
Deferred tax liabilities	32	154,203	117,320
		1,154,203	447,320
		9,299,114	9,007,723

BALANCE SHEET (continued)

31 December 2003

	Notes	2003 Rmb'000	2002 Rmb'000
CAPITAL AND RESERVES			
Issued capital	33	4,343,115	4,343,115
Reserves	34	4,478,256	4,273,728
Proposed final dividend	12	477,743	390,880
		9,299,114	9,007,723

Geng Xiaoping
Director

Fang Yunti
Director

NOTES TO FINANCIAL STATEMENTS

31 December 2003

1. CORPORATE INFORMATION

Zhejiang Expressway Co., Ltd. (the "Company") was established on 1 March 1997. The H shares of the Company ("H Shares") were subsequently listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 15 May 1997.

All of the H Shares of the Company were admitted to the Official List of the United Kingdom Listing Authority (the "Official List"). Dealings in the H Shares on the London Stock Exchange commenced on 5 May 2000.

On 18 July 2000, with the approval of the Ministry of Foreign Trade and Economic Co-operation of the People's Republic of China (the "PRC"), the Company changed its business registration into a Sino-foreign joint stock limited company.

On 27 February 2001, the trading of the H Shares of the Company on the Berlin Stock Exchange commenced following a secondary listing on the Unofficial Regulated Market of the exchange.

On 14 February 2002, the United States Securities and Exchange Commission, following the approval by the Board of Directors and the China Securities Regulatory Commission, declared the registration statement in respect of the ADSs evidenced by the ADRs representing the deposited H Shares of the Company effective.

The registered office of the Company is located at 19/F, Zhejiang World Trade Centre, 15 Shuguang Road, Hangzhou, Zhejiang Province, the PRC. During the year, the Group was involved in the following principal activities:

(a) the design, construction, operation, maintenance and management of high grade roads; and

(b) the development and provision of certain ancillary services such as technical consultation, advertising, automobile servicing and fuel facilities.

In the opinion of the Directors, the ultimate holding company of the Company is Zhejiang Communications Investment Group Co., Ltd. (the "Communications Investment Group"), a State-owned enterprise established in the PRC.

2. IMPACT OF REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs")

The following recently revised SSAPs are effective for the first time for the current year's financial statements:

SSAP 12 (Revised): "Income taxes"

This SSAP prescribes new accounting measurement and disclosure practices. The major effects of adopting this SSAP on the Group's accounting policies and on the disclosures in the financial statements are summarised as follows:

SSAP 12 prescribes the accounting treatment for current income taxes payable or recoverable, arising from the taxable profit or loss for the current period; and deferred income taxes payable or recoverable in future periods, principally arising from taxable and deductible temporary differences and the carryforward of unused tax losses.

The principal impact of the revision of this SSAP on these financial statements is described below:

Measurement and recognition:

- deferred tax assets and liabilities relating to the differences between capital allowances for tax purposes and depreciation for financial reporting purposes and other taxable and deductible temporary differences are generally fully provided for, whereas previously the deferred tax was recognised for timing differences only to the extent that it was probable that the deferred tax asset or liability would crystallise in the foreseeable future;
- deferred tax assets and liabilities have been recognised upon the restatement of short term investments at fair value on the basis of their quoted market prices at the balance sheet date; and

Disclosures:

- the related note disclosures are now more extensive than previously required. These disclosures are presented in notes 8 and 32 to the financial statements and include a reconciliation between the accounting profit and the tax expense for the year.

Details of these changes are included in the accounting policy for income tax in note 3 and in note 32 to the financial statements.

SSAP 35: "Accounting for government grants and disclosure of government assistance"

SSAP 35 prescribes the accounting for government grants and other forms of government assistance. The adoption of this SSAP has had no significant impact for these financial statements on the amounts recorded for government grants and disclosure of government assistance.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, modified with respect to the measurement of investments in securities, as further explained below.

Basis of consolidation

The consolidated financial statements include the audited financial statements of the Company and its subsidiaries for the year ended 31 December 2003. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

Investments in subsidiaries are stated at cost less any impairment losses.

Jointly-controlled entities

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any impairment losses.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as long term assets and are stated at cost less any impairment losses.

Associates

An associate is a company, not being a subsidiary or a joint-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as long term assets and are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly-controlled entities represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life of 10 years. In the case of associates and jointly-controlled entities, any unamortised goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

Prior to the adoption of SSAP 30 "Business Combinations" in 2001, goodwill arising on acquisitions was eliminated against consolidated reserves in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of the SSAP that permitted such goodwill to remain eliminated against consolidated reserves.

On disposal of subsidiaries, associates or jointly-controlled entities, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

The carrying amount of goodwill, including goodwill remaining eliminated against consolidated reserves, is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

Fixed assets and depreciation

Fixed assets, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price, costs transferred from construction in progress and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that fixed asset.

Depreciation of expressway and bridge construction costs is calculated to write off the cost thereof over their estimated useful lives using a method whereby the aggregate annual depreciation amounts, compounded at average rates ranging from 6.11% to 8.77% per annum, up to the expiry of the underlying 30-year expressway concession period, will be equal to the total construction costs of the expressways and bridges. The aforementioned average rates are based on the traffic volumes and forecast annual growth rates of the traffic volume over the 30-year expressway concession period. This method is more commonly referred to as the "unit-of-usage" method.

Amortisation of land is provided on a straight-line basis to write off the cost of the land use rights over the underlying 30-year expressway concession period.

Depreciation of fixed assets, other than expressways, bridges and land, is provided on a straight-line basis to write off the cost of the assets, less their estimated residual values, being 3% of the cost, over their estimated useful lives. The principal annual rates used for this purpose are as follows:

	Estimated useful life	Annual depreciation rate
Toll stations and ancillary facilities	30 years	3.2%
Communications and signalling equipment	10 years	9.7%
Motor vehicles	8 years	12.1%
Machinery and equipment	5-8 years	12.1-19.4%

The gain or loss on disposal or retirement of a fixed asset recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress

Construction in progress represents costs incurred in the construction of expressways and bridges, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds, during the period of construction, installation and testing. Construction in progress is reclassified as fixed assets when completed and ready for use.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years.

A reversal of an impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment losses is accounted for in accordance with the relevant accounting policy for that revalued asset.

Expressway operating rights

Expressway operating rights represent the rights to operate the expressways and are stated at cost less accumulated amortisation and any impairment losses.

Amortisation is provided on a straight-line basis over the periods of the expressway operating rights granted to the Company and its subsidiaries.

Long term investments

Long term investments are non-trading investments in listed and unlisted securities intended to be held on a long term basis.

Unlisted equity securities are stated at cost, less any provisions for impairment losses on an individual investment basis. The provision is recognised as an expense immediately. The profit or loss on disposal of an unlisted security is accounted for in the period in which the disposal occurs and is the difference between the net sales proceeds and the carrying amount of the security.

Short term investments

Short term investments are investments in securities held for trading purposes and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement for the period in which they arise.

Held-to-maturity securities

Held-to-maturity securities are stated at cost plus or minus the cumulative amortisation of the difference between the purchase price and the maturity amount, less any provision for impairment losses on an individual investment basis. The provision is recognised as an expense immediately. The profit or loss on disposal of a held-to-maturity security is accounted for in the period in which the disposal occurs and is the difference between the net sales proceeds and the carrying amount of the security.

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) toll revenue, net of any applicable revenue taxes, when received;

(b) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyers, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(c) from the rendering of services, based on the percentage of completion basis, provided that the revenue and the costs incurred as well as the estimated costs to completion can be measured reliably. The stage of completion of a transaction associated with the rendering of services is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction;

(d) rental income, on a time proportion basis over the lease terms;

(e) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable;

(f) dividend income, when the shareholders' right to receive payment has been established; and

(g) subsidy income, when there is reasonable assurance that the income will be received.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary difference arises from negative goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly-controlled entities, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Foreign currency transactions

The financial records of the Company and its subsidiaries are maintained and the financial statements are stated in Renminbi ("Rmb").

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the income statement.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the construction of expressways, tunnels and bridges are capitalized as part of the cost of those assets. The capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the income statement on a straight-line basis over the lease terms.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is based on estimated selling prices less any estimated costs expected to be incurred to completion and disposal.

Dividends

Interim and final dividends proposed by the Directors are classified as a separate allocation of retained profits within the capital and reserves section in the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends are approved by the shareholders and declared, they are recognised as a liability.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired.

For the purpose of balance sheet classification, cash and cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

4. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined to use business segments as its primary segment reporting format. During the year, the entire turnover and contribution to profit from operating activities of the Group were derived from the Zhejiang Province in the PRC. Accordingly, no further by geographical segment information is presented.

Business segments

The Group's operating businesses are organised and managed separately, according to the nature of services provided, with each segment representing a strategic business unit that serves different markets:

- Toll operation represents the design, construction, operation and management of high grade roads and the collection of the expressway tolls.
- Service area businesses mainly represent the sale of food, restaurant servicing, automobile servicing, as well as the operation of oil stations.
- Advertising business represents the design and rental of advertising billboards along the expressways.
- Road maintenance represents the maintenance of expressways and roads, including the cleaning of the road surface, minor repairs to the lanes, the cleaning of the gutters and sewers, grass mowing, afforestation and the maintenance of buildings, equipment and facilities provided to third parties.

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2003

Group

	Toll operation		Service area businesses		Advertising		Road maintenance		Consolidated	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Segment revenue:										
Turnover, net of revenue taxes	2,330,122	2,069,060	114,343	71,131	24,687	26,217	2,653	1,670	2,471,805	2,168,078
Other revenue	110,931	57,623	14,207	3,505	1,611	2,955	536	2,374	127,285	66,457
Total revenue	2,441,053	2,126,683	128,550	74,636	26,298	29,172	3,189	4,044	2,599,090	2,234,535
Segment results	1,663,748	1,518,584	29,463	14,457	7,833	11,941	(2,277)	(683)	1,698,767	1,544,299
Finance costs									(132,801)	(163,224)
Share of profits of associates	—	—	17,394	11,719	—	—	—	—	17,394	11,719
Share of profit of a jointly-controlled entity	9,829	1,677	—	—	—	—	—	—	9,829	1,677
Profit before tax									1,593,189	1,394,471
Tax									(497,166)	(400,952)
Profit before minority interests									1,096,023	993,519
Minority interests									(87,231)	(103,067)
Net profit from ordinary activities attributable to shareholders									1,008,792	890,452
Segment assets	14,532,875	14,039,204	115,681	73,862	45,287	25,717	50,075	45,960	14,743,918	14,184,743
Interests in associates	—	—	164,498	159,829	—	—	—	—	164,498	159,829
Interest in a jointly-controlled entity	62,554	54,464	—	—	—	—	—	—	62,554	54,464
Goodwill	97,717	106,798	—	—	—	—	—	—	97,717	106,798
Total assets	14,693,146	14,200,466	280,179	233,691	45,287	25,717	50,075	45,960	15,068,687	14,505,834
Segment liabilities	3,509,014	3,537,924	42,667	32,205	19,188	4,590	13,719	10,615	3,584,588	3,585,334
Deferred tax	325,703	240,920	—	—	—	—	—	—	325,703	240,920
Total liabilities	3,834,717	3,778,844	42,667	32,205	19,188	4,590	13,719	10,615	3,910,291	3,826,254
Other segment information:										
Capital expenditure	786,016	200,014	5,461	1,455	7,007	7,884	3,417	2,336	801,901	211,689
Depreciation and amortisation	268,219	239,282	2,351	2,706	2,961	2,240	5,207	3,832	278,738	248,060
Write-off of bad debts	537	794	—	—	—	—	—	—	537	794
Loss on disposal of fixed assets	13,935	1,040	6,833	—	—	—	—	—	20,768	1,040

5. TURNOVER AND REVENUE

Turnover mainly represents toll income from the operation of expressways, the value of advertising services rendered, and the value of road maintenance services rendered, net of relevant revenue taxes.

An analysis of turnover and revenue is as follows:

	2003	**2002**
	Rmb'000	*Rmb'000*
Toll income	2,458,726	2,184,197
Services area income	117,205	73,043
Advertising income	26,138	27,742
Road maintenance income	2,669	1,704
	2,604,738	2,286,686
Less: Revenue taxes	(132,933)	(118,608)
Turnover	2,471,805	2,168,078
Income on investments	53,838	18,448
Interest income	12,593	17,063
Rental income	21,343	14,457
Trailer income	11,162	10,192
Exchange gains, net	2,282	1,121
Subsidy income	17,394	—
Others	8,673	5,176
Other revenue	127,285	66,457
	2,599,090	2,234,535

The Company and its subsidiaries are subject to the business tax, levied at 5% on toll income and 3% to 5% on other services income. In addition, the subsidiaries are subject to the following types of revenue taxes and surcharge:

- city development tax, levied at 1% to 7% of business tax;
- education supplementary tax, levied at 3.5% to 4% of business tax; and
- culture and education fees, levied at 3% on advertising income.

6. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	2003	2002
	Rmb'000	*Rmb'000*
Depreciation	257,817	223,748
Operating lease rentals on		
land and buildings	643	902
Auditors' remuneration	3,115	1,975
Staff costs:		
Wages and salaries	89,681	86,733
Pension scheme contributions	13,880	6,534
Amortisation of expressway operating rights*	8,700	8,700
Amortisation of goodwill**	12,221	15,612
Write-off of bad debts	537	794
Impairment of a long term unlisted investment	—	574
Loss on winding-up of a subsidiary	—	205
Loss on disposal of fixed assets	20,768	1,040
Unrealised loss on revaluation of short term listed investments	1,259	9,571
Net rental income	(21,343)	(14,457)
Exchange gains, net	(2,282)	(1,121)
Interest income	(12,593)	(17,063)
Income from investments	(55,097)	(28,019)

* The amortisation of expressway operating rights for the year is included as administrative expenses in the consolidated income statement.

** The amortisation of goodwill for the year is included as other operating expenses in the consolidated income statement.

7. FINANCE COSTS

	2003	2002
	Rmb'000	*Rmb'000*
Interest on bank loans and other loans wholly repayable within five years	68,977	129,860
Interest on other loans	17,700	26,279
Interest on bonds	46,626	7,560
Other borrowing costs	9,000	—
Total interest	142,303	163,699
Less: Interest capitalised	(9,502)	(475)
	132,801	163,224

8. TAX

No Hong Kong profits tax has been provided as the Group had no taxable profits in Hong Kong during the year.

The Group was subject to corporate income tax ("CIT") levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

	2003	2002
	Rmb'000	*Rmb'000*
Group:		
Tax charged	439,812	367,997
Tax refunded	(33,249)	(79,133)
	406,563	288,864
Deferred - note 32	84,783	109,387
	491,346	398,251
Share of tax attributable to associates	5,791	5,004
Share of deferred tax attributable to an associate	(906)	(3,294)
Share of deferred tax attributable to a jointly-controlled entity	935	991
Tax charge for the year	497,166	400,952

During the year, according to an approval from the Zhejiang Provincial Local Tax Bureau, Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), one of the Company's subsidiaries, was entitled to a 50% CIT exemption for the year ended 31 December 2002 amounting to Rmb33,249,000 (2002: 50% CIT exemption for the year ended 31 December 2001 amounting to Rmb16,749,000) under the category of "Enterprise providing employment opportunities to redundant city and country workers" as defined in the relevant national tax rules.

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the PRC in which the Company and its subsidiaries, jointly-controlled entity and associates are domiciled to the tax expense at the effective tax rates is as follows:

	2003	**2002**
	Rmb'000	*Rmb'000*
Group		
Profit before tax	1,593,189	1,394,471
Tax at the statutory tax rate	525,752	460,175
Tax refunded	(33,249)	(79,133)
Income not subject to tax	(10,451)	(12,047)
Expenses not deductible for tax	15,114	18,118
Write-off of non-refundable tax	—	13,839
Tax charge at the Group's effective rate	497,166	400,952

9. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended 31 December 2003 dealt with in the financial statements of the Company was Rmb855,995,000 (2002: Rmb484,128,000) (note 34).

10. DIRECTORS' AND SUPERVISORS' REMUNERATION

Directors' and Supervisors' remuneration for the year disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance is as follows:

	2003	2002
	Rmb'000	*Rmb'000*
Fees	—	—
Other emoluments:		
Salaries, allowances and benefits in kind	1,725	1,784
Bonuses paid and payable	588	608
Pension scheme contributions	39	9
	2,352	2,401

Salaries, allowances and benefits in kind include HK$150,000 (2002: HK$152,000), HK$150,000 (2002: HK$150,000) and Rmb30,000 (2002: Rmb36,000) payable to the three (2002: three) independent non-executive Directors respectively. There were no other emoluments payable to the independent non-executive Directors during the year (2002: Nil).

The number of Directors and Supervisors whose remuneration fell within the following band is as follows:

	Number of Directors and Supervisors	
	2003	2002
Nil to HK$1,000,000	11	10

There was no arrangement under which a Director or a Supervisor waived or agreed to waive any remuneration during the year.

11. FIVE HIGHEST PAID EMPLOYEES

	2003	2002
	Rmb'000	*Rmb'000*
Salaries, allowances and benefits in kind	1,712	1,614
Bonuses paid and payable	734	662
Pension scheme contributions	49	11
	2,495	2,287

The five highest paid employees during the year included four (2002: four) directors, details of whose remuneration are set out in note 10 above, as well as a non-director employee, whose remuneration for the year was less than HK$1,000,000.

12. DIVIDENDS

Company

	2003	2002	2003	2002
	Per ordinary share			
	Rmb	*Rmb*	*Rmb'000*	*Rmb'000*
Interim	0.04	0.04	173,724	173,724
Proposed final	0.11	0.09	477,743	390,880
	0.15	0.13	651,467	564,604

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

13. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of Rmb1,008,792,000 (2002: Rmb890,452,000) and the 4,343,114,500 ordinary shares (2002: 4,343,114,500 ordinary shares) in issue during the year.

Diluted earnings per share amounts for the years ended 31 December 2003 and 2002 have not been calculated as no diluting event existed during these years.

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2003

14. FIXED ASSETS

	Land	Expressways and bridges	Toll stations and ancillary facilities	Communications and signalling equipment	Motor vehicles	Machinery and equipment	Construction in progress	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Group								
Cost:								
At beginning of year	531,810	11,160,953	409,544	202,676	95,752	104,387	347,424	12,852,546
Additions	—	26,332	1,725	12,019	11,850	34,290	715,685	801,901
Transfers	—	482,859	1,912	—	—	21,136	(505,907)	—
Reclassifications	—	16,405	(47,192)	(429)	1,015	30,201	—	—
Disposals	—	—	(8,561)	(755)	(784)	(154)	(13,935)	(24,189)
At 31 December 2003	531,810	11,686,549	357,428	213,511	107,833	189,860	543,267	13,630,258
Accumulated depreciation:								
At beginning of year	88,533	561,044	39,321	62,281	44,539	41,842	—	837,560
Depreciation provided during the year	16,931	156,601	20,038	25,560	14,724	23,963	—	257,817
Reclassifications	—	2,078	(3,966)	(336)	100	2,124	—	—
Disposals	—	—	(1,598)	(363)	(685)	(89)	—	(2,735)
At 31 December 2003	105,464	719,723	53,795	87,142	58,678	67,840	—	1,092,642
Net book value:								
At 31 December 2003	426,346	10,966,826	303,633	126,369	49,155	122,020	543,267	12,537,616
At 31 December 2002	443,277	10,599,909	370,223	140,395	51,213	62,545	347,424	12,014,986
Company								
Cost:								
At beginning of year	350,384	4,712,616	146,994	120,765	54,189	55,410	297,751	5,738,109
Additions	—	—	—	5,563	9,026	5,225	187,668	207,482
Transfers	—	450,340	729	—	—	2,453	(453,522)	—
Transfers to subsidiaries	(1,954)	—	(9,491)	—	(5,836)	(607)	—	(17,888)
Disposals	—	—	(8,065)	—	(784)	(59)	(13,935)	(22,843)
At 31 December 2003	348,430	5,162,956	130,167	126,328	56,595	62,422	17,962	5,904,860
Accumulated depreciation:								
At beginning of year	64,665	338,748	17,353	49,464	33,187	26,609	—	530,026
Provided during the year	11,636	72,856	4,955	15,678	7,032	6,807	—	118,964
Transfers to subsidiaries	(388)	—	(1,670)	—	(2,686)	(244)	—	(4,988)
Disposals	—	—	(1,573)	—	(685)	(49)	—	(2,307)
At 31 December 2003	75,913	411,604	19,065	65,142	36,848	33,123	—	641,695
Net book value:								
At 31 December 2003	272,517	4,751,352	111,102	61,186	19,747	29,299	17,962	5,263,165
At 31 December 2002	285,719	4,373,868	129,641	71,301	21,002	28,801	297,751	5,208,083

The fixed assets are mainly located in the PRC.

The Group's land included above is held under a long term lease.

15. INTERESTS IN SUBSIDIARIES

	Company	
	2003	**2002**
	Rmb'000	*Rmb'000*
Unlisted shares, at cost	4,436,627	4,338,486
Due from subsidiaries	105,226	4,587
Due to subsidiaries	(364,472)	(215,779)
	4,177,381	4,127,294

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the Company's subsidiaries, all of which are directly held, are as follows:

Names of subsidiaries	Date and place of registration	Registered capital Rmb	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
Zhejiang Yuhang Expressway Co., Ltd. ("Yuhang Co")	Note 1	75,223,000	51	—	Construction and management of the Yuhang Section of the Shanghai-Hangzhou Expressway
Zhejiang Jiaxing Expressway Co., Ltd. ("Jiaxing Co")	Note 2	1,859,200,000	99.999454	—	Construction and management of the Jiaxing Section of the Shanghai-Hangzhou Expressway
Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co")	Note 3	2,400,000,000	73.625	—	Construction and management of the Shangsan Expressway
Zhejiang Expressway Investment Development Co., Ltd. ("Development Co")	Note 4	80,000,000	51	—	Operation of service areas as well as roadside advertising along the expressways operated by the Group
Zhejiang Expressway Advertising Co., Ltd. ("Advertising Co")	Note 5	5,000,000	—	*35.7	Provision of advertising services
Zhejiang Expressway Vehicle Towing and Rescue Service Co., Ltd. ("Service Co")	Note 6	8,000,000	—	*43.35	Provision of vehicle towing, repair and emergency rescue service.

* These two companies are subsidiaries of Development Co, a non wholly-owned subsidiary of the Company and, accordingly, are accounted for as subsidiaries by virtue of the Company's control over them.

Note 1: Yuhang Co was established on 7 June 1994 in the PRC as a joint stock limited company and was subsequently restructured into a limited liability company under its current name on 28 November 1996.

Note 2: Jiaxing Co was established on 30 June 1994 in the PRC as a joint stock limited company and was subsequently restructured into a limited liability company under its current name on 29 November 1996.

Note 3: Shangsan Co was established on 1 January 1998 in the PRC as a limited liability company.

Note 4: Development Co was established on 28 May 2003 in the PRC as a limited liability company.

Note 5: Advertising Co was established on 1 June 1998 in the PRC as a limited liability company.

Note 6: Service Co was established on 31 July 2003 in the PRC as a limited liability company.

All of the Company's subsidiaries are operating in the PRC.

16. INTEREST IN A JOINTLY-CONTROLLED ENTITY

	Group		Company	
	2003	**2002**	**2003**	**2002**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Unlisted shares, at cost	—	—	65,000	65,000
Share of net assets other than goodwill	64,303	55,409	—	—
Amount due to a jointly-controlled entity	(1,749)	(945)	(1,749)	(945)
	62,554	54,464	63,251	64,055

The amount due to a jointly-controlled entity is unsecured, interest-free and has no fixed terms of repayment.

Particulars of the jointly-controlled entity, which is directly held by the Company, are as follows:

Name	Business structure	Place of registration and operations	Percentage of Ownership interest	Percentage of Voting power	Percentage of Profit sharing	Principal activities
Hangzhou Shida Expressway Co., Ltd.	Corporate	The PRC	50	50	50	Construction and operation of Shiqiao-Dajing Road

17. INTERESTS IN ASSOCIATES

	Group		Company	
	2003	**2002**	**2003**	**2002**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Unlisted shares, at cost	—	—	126,500	126,500
Share of net assets other than goodwill	164,487	159,829	—	—
Amount due from an associate	11	—	875	—
	164,498	159,829	127,375	126,500

The amount due to an associate is unsecured, interest-free and has no fixed terms of repayment.

The Group's share of the post-acquisition accumulated reserves of the associates as at 31 December 2003 was Rmb37,987,000 (2002: Rmb33,329,000).

Particulars of the associates, which are directly held by the Company, are as follows:

Name	Business structure	Place of registration and operations	Percentage of equity attributable to the Group 2003	2002	Principal activities
Zhejiang Expressway Petroleum Development Co., Ltd.	Corporate	The PRC	50	50	Construction and operation of gas stations and the sale of petroleum products
JoinHands Technology Co., Ltd.	Corporate	The PRC	27.58	27.58	Providing logistic management and anti-counterfeiting systems in the PRC

The financial statements of the above associates are coterminous with those of the Group. The consolidated financial statements have been adjusted for material transactions between the associates and Group companies.

18. EXPRESSWAY OPERATING RIGHTS

	Group	Company
	Rmb'000	*Rmb'000*
Cost:		
At 1 January 2003 and 31 December 2003	261,000	208,000
Accumulated amortisation:		
At 1 January 2003	46,355	39,290
Provided during the year	8,700	6,934
At 31 December 2003	55,055	46,224
Net book value:		
At 31 December 2003	205,945	161,776
At 31 December 2002	214,645	168,710

The above expressway operating rights were granted by the Zhejiang Provincial Government to the Group for a period of 30 years. During the 30-year expressway concession period, the Group has the rights of construction and management of Shanghai-Hangzhou-Ningbo Expressway and Shangsan Expressway and the toll-collection rights thereof. The Group is required to construct, maintain and operate the expressways in accordance with the regulations promulgated by the Ministry of Communication and relevant government authorities.

19. INVESTMENTS

Long term investments

	Group	
	2003	2002
	Rmb'000	*Rmb'000*
Unlisted equity investments, at cost	1,000	3,644
Provision for impairment *of unlisted equity investments*	—	(777)
	1,000	2,867

Short term investments

	Group		Company	
	2003	**2002**	**2003**	**2002**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Listed in the PRC, at amortised cost				
- Held-to-maturity securities	—	30,000	—	30,000
Listed in the PRC, at market value				
- Government bonds	1,016,510	726,764	1,011,510	504,104
- Close-end equity funds	62,229	51,754	16,973	18,169
- Enterprise bonds	—	10,000	—	—
- Equity interests	25,527	39,596	20,889	17,514
	1,104,266	828,114	1,049,372	539,787
	1,104,266	858,114	1,049,372	569.787

The market values of the Group's and the Company's short term investments at the date of approval of these financial statements were approximately Rmb1,093,216,000 and Rmb1,036,303,000, respectively.

20. GOODWILL

The amounts of the goodwill capitalised as an asset or recognised in the consolidated balance sheet, arising from the acquisition of subsidiaries, are as follows:

	Group
	Rmb'000
Cost:	
At 1 January 2003	123,453
Acquisition of additional interests in subsidiaries during the year	3,140
At 31 December 2003	126,593
Accumulated amortisation:	
At 1 January 2003	16,655
Provided during the year	12,221
At 31 December 2003	28,876
Net book value:	
At 31 December 2003	97,717
At 31 December 2002	106,798

The Group has adopted the transitional provision of SSAP 30 which permits goodwill and negative goodwill in respect of acquisitions which occurred prior to the adoption of SSAP 30 to remain eliminated against consolidated reserves or credited to the capital reserve, respectively.

The amount of goodwill remaining in consolidated reserves, arising from the acquisition of subsidiaries, was Rmb352,860,000 as at 31 December 2003 (2002: Rmb352,860,000). Such goodwill, which arose prior to the adoption of SSAP 30, is stated at cost.

24030005（浙江滬杭甬）[M••]

21. ACCOUNTS RECEIVABLES

An aged analysis of the accounts receivables as at the balance sheet date, based on invoice date, is as follows:

	Group		Company	
	2003	**2002**	**2003**	**2002**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Within 1 year	19,116	11,720	6,978	5,244
1 to 2 years	54	2,647	—	2,647
Over 2 years	2,601	—	2,601	—
	21,771	14,367	9,579	7,891

22. OTHER RECEIVABLES

	Group		Company	
	2003	**2002**	**2003**	**2002**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Prepayments	26,810	1,830	287	294
Deposits and other debtors	24,659	126,842	22,206	42,730
	51,469	128,672	22,493	43,024

23. CASH AND CASH EQUIVALENTS

	Group		Company	
	2003	**2002**	**2003**	**2002**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cash and bank balances	527,814	562,463	208,192	182,830
Time deposits with original maturity of less than three months when acquired	39,381	103,828	381	43,742
Time deposits with original maturity over three months when acquired	251,600	282,779	68,002	131,387
	818,795	949,070	276,575	357,959

24. ACCOUNTS PAYABLES

An aged analysis of the accounts payables as at the balance sheet date, based on invoice date, is as follows:

	Group		Company	
	2003	**2002**	**2003**	**2002**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Within 1 year	318,116	200,181	202,554	158,859
1 to 2 years	44,844	4,863	10,498	2,778
2 to 3 years	2,218	1,901	365	1,004
Over 3 years	2,343	221	31	—
	367,521	207,166	213,448	162,641

25. OTHER PAYABLES AND ACCRUALS

		Group		Company	
	Note	**2003**	**2002**	**2003**	**2002**
		Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
			restated		*restated*
Accruals		82,640	58,510	54,144	12,735
Other liabilities		162,687	141,695	90,996	96,976
Amounts due to related parties	30	12,151	12,151	12,151	12,151
Amount due to the holding company	31	2,599	2,599	—	—
		260,077	214,955	157,291	121,862

26. INTEREST-BEARING BANK AND OTHER LOANS

		Group		Company	
	Note	**2003**	**2002**	**2003**	**2002**
		Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
			restated		*restated*
Current portion of bank and other loans	28	975,950	1,681,553	250,000	895,000

27. LONG TERM BONDS PAYABLE WITHIN ONE YEAR

	Group		Company	
	2003	2002	2003	2002
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Long term bonds	—	200,000	—	—

28. INTEREST-BEARING BANK AND OTHER LOANS

	Group		Company	
	2003	2002	2003	2002
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Bank loans, unsecured	800,000	1,875,000	250,000	1,075,000
Bank loans, secured	—	—	—	150,000
Other loans, unsecured	920,126	963,200	—	—
	1,720,126	2,838,200	250,000	1,225,000
Bank loans repayable:				
Within one year	800,000	1,545,000	250,000	895,000
In the third to fifth years, inclusive	—	330,000	—	330,000
	800,000	1,875,000	250,000	1,225,000
Other loans repayable:				
Within one year	175,950	136,553	—	—
In the second year	88,567	82,441	—	—
In the third to fifth years, inclusive	276,644	268,623	—	—
Beyond five years	378,965	475,583	—	—
	920,126	963,200	—	—
	1,720,126	2,838,200	250,000	1,225,000
Portion classified as current liabilities - note 26	(975,950)	(1,681,553)	(250,000)	(895,000)
Long term portion	744,176	1,156,647	—	330,000

The bank loans are unsecured and bear interest at rates ranging from 4.536% to 4.779% per annum.

The other loans are unsecured and bear interest at rates ranging from 3.00% to 4.56% per annum.

29. LONG TERM BONDS

	Group		Company	
	2003	**2002**	**2003**	**2002**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Long term bonds	1,000,000	200,000	1,000,000	—
Classified as current liabilities - note 27	—	(200,000)	—	—
	1,000,000	—	1,000,000	—

The bonds are unsecured, bear interest at a rate of 4.29% per annum and are repayable in 2012 upon maturity.

30. AMOUNTS DUE TO RELATED PARTIES

The amounts due to related parties are unsecured, interest-free and have no fixed terms of repayment.

31. AMOUNT DUE TO THE HOLDING COMPANY

The amount due to the holding company (i.e. the Communications Investment Group) is unsecured, interest-free and has no fixed terms of repayment.

32. DEFERRED TAX

The movement in deferred tax liabilities during the year is as follows:

Deferred tax liabilities:

Group

	Restatement of short term investments	**Straight-line method tax depreciation**	**Total**
	Rmb'000	*Rmb'000*	*Rmb'000*
At 1 January 2002	4,144	127,389	131,533
Deferred tax charged/(credited) to the income statement during the year - note 8	(986)	110,373	109,387
At 31 December 2002	3,158	237,762	240,920
Deferred tax charged to the income statement during the year - note 8	5,241	79,542	84,783
At 31 December 2003	8,399	317,304	325,703

Company

	Restatement of short term investments	**Straight-line method tax depreciation**	**Total**
	Rmb'000	*Rmb'000*	*Rmb'000*
At 1 January 2002	3,789	58,472	62,261
Deferred tax charged to the income statement during the year	460	54,599	55,059
At 31 December 2002	4,249	113,071	117,320
Deferred tax charged to the income statement during the year	3,005	33,878	36,883
At 31 December 2003	7,254	146,949	154,203

The Group and the Company have no significant potential deferred tax liabilities for which provision has not been made.

As at 31 December 2003, there was no significant unrecognised deferred tax liability (2002: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, associates and a jointly-controlled entity as the Group had no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

33. SHARE CAPITAL

	2003 Number of shares	2002 Number of shares	2003 Rmb'000	2002 Rmb'000
Registered, issued and fully paid:				
Domestic shares of Rmb1.00 each	2,909,260,000	2,909,260,000	2,909,260	2,909,260
H Shares of Rmb1.00 each	1,433,854,500	1,433,854,500	1,433,855	1,433,855
	4,343,114,500	4,343,114,500	4,343,115	4,343,115

The domestic shares are not currently listed on any stock exchange.

The H Shares have been listed on the Stock Exchange since 15 May 1997, and were admitted to the Official List on 5 May 2000. Dealings in the H Shares on the London Stock Exchange commenced on the same day.

On 27 February 2001, the trading of the H Shares of the Company commenced on the Berlin Stock Exchange following a secondary listing on the Unofficial Regulated Market of the exchange.

On 14 February 2002, the United States Securities and Exchange Commission, following the approval by the Board of Directors and the China Securities Regulatory Commission, declared the registration statement in respect of the ADSs evidenced by ADRs representing the deposited H Shares of the Company effective.

All the domestic shares and H Shares rank pari passu with each other as to dividends and voting rights.

34. RESERVES

	Share premium account Rmb'000	Goodwill reserve Rmb'000	Statutory surplus reserve Rmb'000	Public welfare fund Rmb'000	Retained profits Rmb'000	Total Rmb'000
Group						
At 1 January 2002	3,645,726	(352,860)	415,298	190,764	743,020	4,641,948
Interim dividend - note 12	—	—	—	—	(173,724)	(173,724)
Net profit for the year	—	—	—	—	890,452	890,452
Transfer from/(to) reserves	—	—	118,517	61,116	(179,633)	—
Proposed final dividend - note 12	—	—	—	—	(390,880)	(390,880)
At 31 December 2002 and beginning of year	3,645,726	(352,860)	533,815	251,880	889,235	4,967,796
Interim dividend - note 12	—	—	—	—	(173,724)	(173,724)
Net profit for the year	—	—	—	—	1,008,792	1,008,792
Transfer from/(to) reserves	—	—	176,682	88,341	(265,023)	—
Proposed final dividend - note 12	—	—	—	—	(477,743)	(477,743)
At 31 December 2003	3,645,726	(352,860)	710,497	340,221	981,537	5,325,121
Reserves retained by:						
Company and subsidiaries	3,645,082	(350,331)	699,425	334,685	958,970	5,287,831
Jointly-controlled entity	—	—	—	—	(697)	(697)
Associates	644	(2,529)	11,072	5,536	23,264	37,987
At 31 December 2003	3,645,726	(352,860)	710,497	340,221	981,537	5,325,121
Company and subsidiaries	3,645,082	(350,331)	524,041	246,993	878,273	4,944,058
Jointly-controlled entity	—	—	—	—	(9,591)	(9,591)
Associates	644	(2,529)	9,774	4,887	20,553	33,329
At 31 December 2002	3,645,726	(352,860)	533,815	251,880	889,235	4,967,796

Company

At 1 January 2002	3,645,082	—	252,408	126,204	330,510	4,354,204
Interim dividend - note 12	—	—	—	—	(173,724)	(173,724)
Net profit for the year	—	—	—	—	484,128	484,128
Transfer from/(to) reserves	—	—	93,498	46,749	(140,247)	—
Proposed final dividend - note 12	—	—	—	—	(390,880)	(390,880)
At 31 December 2002 and beginning of year	3,645,082	—	345,906	172,953	109,787	4,273,728
Interim dividend - note 12	—	—	—	—	(173,724)	(173,724)
Net profit for the year	—	—	—	—	855,995	855,995
Transfer from/(to) reserves	—	—	100,634	50,317	(150,951)	—
Proposed final dividend - note 12	—	—	—	—	(477,743)	(477,743)
At 31 December 2003	3,645,082	—	446,540	223,270	163,364	4,478,256

In accordance with the Company Law of the PRC and the companies' articles of association, the Company, its subsidiaries, its associates and its jointly-controlled entity (collectively, the "Entities") are required to allocate 10% of their profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory surplus reserve (the "SSR") until such reserve reaches 50% of the registered capital of the Entities. Subject to certain restrictions set out in the Company Law of the PRC and the respective articles of association of the Entities, part of the SSR may be converted to increase the Entities' share capital.

In accordance with the Company Law of the PRC, the Entities are required to transfer 5% to 10% of their profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory public welfare fund (the "PWF"), which is a non-distributable reserve other than in the event of the liquidation of the Entities. The PWF must be used for capital expenditure on staff welfare facilities and these facilities remain as the properties of the Entities.

The Directors of the Company have proposed to transfer Rmb100,634,000 (2002: Rmb93,498,000) and Rmb50,317,000 (2002: Rmb46,749,000) to the SSR and the PWF, respectively. These represent 10% (2002: 10%) and 5% (2002: 5%), respectively, of the Company's profit after tax of Rmb1,006,342,000 (2002: Rmb934,980,000) determined in accordance with the PRC accounting standards.

According to the relevant regulations in the PRC, the amount of profit available for distribution is the lower of the amount determined under the PRC accounting standards and the amount determined under the generally accepted accounting principles in Hong Kong.

As at 31 December 2003, before the proposed final dividend, the Company had reserves of approximately Rmb641,107,000 (2002: Rmb500,667,000) available for distribution by way of cash or in kind.

As at 31 December 2003, in accordance with the Company Law of the PRC, the amount of approximately Rmb3,640,000,000 (2002: Rmb3,638,229,000) standing to the credit of the Company's share premium account was available for distribution by way of capitalisation issues.

35. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit before tax to net cash inflow from operating activities:

	Notes	**2003**	**2002**
		Rmb'000	*Rmb'000*
Profit before tax		1,593,189	1,394,471
Share of profits of a jointly-controlled entity		(9,829)	(1,677)
Share of profits of associates		(17,394)	(11,719)
Depreciation	6	257,817	223,748
Amortisation of expressway operating rights	6	8,700	8,700
Amortisation of goodwill	6	12,221	15,612
Write-off of bad debts	6	537	794
Interest income	5	(12,593)	(17,063)
Interest expense	7	132,801	163,224
Unrealised loss on revaluation of short term listed investments	6	1,259	9,571
Exchange gains, net	5	(2,282)	(1,121)
Loss on disposal of fixed assets	6	20,768	1,040
Gain on disposal of long term investment		(933)	—
Loss on winding-up of a subsidiary	6	—	205
Increase in inventories		(1,034)	(966)
(Increase)/decrease in accounts receivables		(7,941)	39,058
(Increase)/decrease in other receivables		69,927	(15,526)
Increase in an amount due from an associate		(11)	(1,250)
Increase in accounts payables		25,763	101,643
Increase/(decrease) in other taxes payable		12,222	(7,495)
Increase in other liabilities		23,141	43,264
Increase in accruals		3,155	9,998
Increase in an amount due to a jointly-controlled entity		804	304
Interest paid		(113,939)	(166,447)
Profits tax paid		(326,004)	(252,059)
Net cash inflow from operating activities		1,670,344	1,536,309

(b) Winding-up of a subsidiary

	2003	2002
	Rmb'000	*Rmb'000*
Net assets disposed of:		
Fixed assets	—	286
Cash and bank balances	—	145
Inventories	—	218
Other receivables	—	1,186
Other payables	—	(1,579)
Minority interests	—	(51)
Loss on winding-up of a subsidiary	—	205

36. COMMITMENTS

(a) On 15 March 2004, the Board of Directors approved an expense for the road surface-overlaying project in the amount of Rmb95,500,000 (2002: Rmb141,400,000) for the year ending 31 December 2004.

(b) Capital commitments

	Group		Company	
	2003	2002	2003	2002
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Contracted, but not provided for:				
- Construction of expressways	1,098,777	177,730	2,371	63,775
- Purchase of machinery	5,697	37,423	5,697	10,719
- Proposed investments in Shangsan Co	485,000	485,000	485,000	485,000
- Renovation of a service area	5,893	14,000	4,950	14,000
	1,595,367	714,153	498,018	573,494
Authorised, but not contracted for:				
- Purchase of machinery	70,500	—	60,000	—
- Construction of expressways	3,386,840	4,739,237	2,403,369	4,419,367
	5,052,707	5,453,390	2,961,387	4,992,861

37. CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

	Group		Company	
	2003	**2002**	**2003**	**2002**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Guarantees provided in favor of the holders of the corporate bonds issued by a subsidiary	—	—	—	216,254
Guarantees provided to banks in connection with facilities granted to:				
- A subsidiary	—	—	550,000	650,000
- A jointly-controlled entity	30,000	30,000	30,000	30,000
	30,000	30,000	580,000	896,254

38. OPERATING LEASE ARRANGEMETS

The Group and the Company lease their oil stations and cables under operating lease arrangements, with leases negotiated for terms ranging from five to twenty five years.

As at 31 December 2003, the Group and the Company had total future minimum lease rental receivables under non-cancelable operating leases falling due as follows:

	Group		Company	
	2003	**2002**	**2003**	**2002**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Within one year	8,833	8,159	1,233	5,660
In the second to fifth years, inclusive	18,419	25,674	5,769	19,424
Beyond five years	31,819	33,397	31,819	33,397
	59,071	67,230	38,821	58,481

39. DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC AND HONG KONG ACCOUNTING STANDARDS

	Net profit before minority interests		Net assets as at 31 December	
	2003	2002	2003	2002
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
As reported in statutory accounts (restated)	1,103,632	1,070,902	10,436,426	9,992,136
HK SSAP adjustments:				
(a) Goodwill	33,722	30,995	(145,568)	(179,290)
(b) Depreciation provided, net of deferred tax	(43,907)	(70,811)	(175,143)	(137,004)
(c) Difference in share premium account during establishment	—	—	11,923	11,923
(d) Profits tax refundable	—	(22,745)	(3,686)	(3,686)
(e) Restatement of short term investments in securities at market value, net of deferred tax	458	(1,971)	18,772	16,440
(f) General provision on trade receivables and other debts	561	(1,439)	310	922
(g) Impairment loss, net of deferred tax	(556)	(12,076)	—	284
(h) Provision for impairment of an unlisted equity investment	1,351	(574)	689	(689)
(j) Others	762	1,238	2,256	755
As restated in the financial statements	1,096,023	993,519	10,145,979	9,701,791

40. RELATED PARTY TRANSACTIONS

The following is a summary of the significant related party transactions carried out in the ordinary course of business between the Company, its subsidiaries and certain government bodies in the year:

a) Under the reorganisation agreement, Zhejiang Provincial High Class Highway Investment Company Limited (the name has been changed as "Zhejiang Communications Investment Group Co., Ltd") gave a number of undertakings to the Company, including a non-competition undertaking, a tax indemnity and an indemnity against losses incurred, which were not expressly transferred to the Company pursuant to the reorganisation and general indemnity provisions against any breach of representation warranty and undertakings contained in the agreement.

b) On 20 May 2003, the Company entered into the Development Co Investment Agreement with 11 individuals as nominees of 155 key employees of the Group (including 22 connected persons and 133 independent third parties) for the establishment of Development Co in the PRC, whereby the Company invests in 51% of and the 11 individuals invest in an aggregate of 49% of Development Co's registered capital of Rmb80,000,000.

c) On 30 May 2003, Development Co entered into several acquisition agreements with the Company, Jiaxing Co and Shangsan Co, respectively, to acquire the assets and liabilities in respect of the service area businesses and the equity interest in Advertising Co (the "Acquired Assets"). The total consideration of the transactions was Rmb84,404,000, being the valuation amount of the Acquired Assets of Rmb87,794,000 as at 31 December 2002, plus the operating results of the Acquired Assets of Rmb13,935,000 for the five-month period ended 31 May 2003, and minus the net cash drawings from the Acquired Assets of Rmb17,325,000 during the said period.

d) On 24 July 2003, Development Co entered into the Service Co Investment Agreement with one individual as nominee of 27 key employees of Services Co (including 4 connected persons and 23 independent third parties) for the establishment of Service Co, whereby Development Co invests in 85% of and the individual invests in 15% of Service Co's registered capital of Rmb8,000,000.

e) On 26 August 2003, Service Co entered into acquisition agreements with the Company and Shangsan Co, respectively, to acquire the assets and liabilities in respect of the vehicle services business at a total consideration of Rmb3,321,000.

f) In 2003, the Group entered into several rental agreements with Zhejiang Expressway Petroleum Development Co., Ltd ("Petroleum Co"), an associate of the Company. Pursuant to the aforementioned agreements, the Group leased six oil stations to Petroleum Co. In 2003, the Group recorded a total rental income of Rmb7,496,000 from Petroleum Co (2002: Rmb6,550,000). The rental income was based on negotiations between the Group and Petroleum Co with reference to the market prices.

Since the total consideration of the respective transactions (b) to (f) as above-mentioned represent less than 3% of the book value of the net tangible assets of the Company as disclosed in its latest published audited accounts, no shareholders' approval is required under the Listing Rules.

41. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the current year's presentation.

42. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the Board of Directors on 15 March 2004.

PURCHASE, SALE OR REDEMPTION OF THE LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

CAZENOVE

RECEIVED
2004 APR 30 P 12:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To London Stock Exchange RNS	Fax number	+44 207 588 6057	
c.c. Zhejiang Expressway	Fax number	852 2537 4293	
	Reference		
From YT Tsoi			
Date 6 April 2004	Number of pages including this one 1		

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Zhejiang Expressway Co., Ltd (the "Company")

Announcement – Book Close Date

On behalf of the Company, we would like to inform you that register of members of H shares of the Company in respect of the forthcoming annual general meeting of the Company to be held on May 21, 2004 will be closed from April 21, 2004 to May 20, 2004 (both days inclusive), during which no transfer of shares will be registered.

Should you have any queries, please feel free to contact the undersigned at (852) 2123 0357.

Yiu-Ting Tsoi

Cazenove Asia Limited